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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Schedule TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EMERGENT CAPITAL, INC.
(Name of Subject Company (Issuer))

EMERGENT CAPITAL, INC.
(Name of Filing Person (Issuer))

8.5% SENIOR UNSECURED CONVERTIBLE NOTES DUE 2019
(Title of Class of Securities)

8.5% SENIOR UNSECURED CONVERTIBLE NOTES (CUSIP No. 452834AE4;
CUSIP No. 29102NAB1 (PIK Notes))
(CUSIP Number of Class of Securities)

Christopher J. O'Reilly, Esq.
General Counsel
Emergent Capital, Inc.
5355 Town Center Road,
Suite 701
Boca Raton, Florida 33486
(561) 995-4200
(Name, Address, and Telephone Numbers of Persons Authorized
to Receive Notices and Communications Behalf of Filing Person)

With a copy to:
Rodney H. Bell, Esq.
David S. Cole, Esq.
Holland & Knight LLP
701 Brickell Avenue
Miami, Florida 33131
(305) 374-8500

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Registration Fee(2)

$74,220,450 5.00% Senior Unsecured Notes Due 2023	$8,602.15

40,000,000 shares of common stock(3)	$927.20

Total	$9,529.35

(1)
Estimated solely for the purposes of calculating the filing fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, by multiplying the transaction value by 0.0001159. Previously paid.

(3)
40,000,000 shares of 0.01 par value common stock are offered pursuant to the rights offering at $0.20 per share.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,529.35	Filing Party:	Emergent Capital, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	April 18, 2017
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 2 (this "Amendment No. 2") amends and supplements the tender offer statement on Schedule TO and the related exhibits included therein (the "Offering Materials") originally filed by Emergent Capital, Inc. (the "Company") with the United States Securities and Exchange Commission (the "SEC") on April 18, 2017, which was amended and supplemented by the Amendment No. 1 to Schedule TO filed with the SEC by the Company on May 16, 2017 (as amended and supplemented, the "Schedule TO"). The Company may from time to time further amend and supplement the Schedule TO. The Company filed as Exhibit 99.(A)(1)(I) to the Schedule TO its offer to exchange dated April 18, 2017 (the "Offer to Exchange"). Pursuant to Rule 13e-4(c)(3), the Company is filing this Amendment No. 2 to report that the Company has amended the Offer to Exchange pursuant to the Supplement No. 1 to Offer to Exchange filed with this Amendment No. 2 as Exhibit (a)(1)(vi) to this Schedule TO.

        This Amendment No. 2 amends and supplements only the items of the Schedule TO that are being amended and supplemented by this Amendment No. 2. Except as amended by this Amendment No. 2, all terms and conditions of the Exchange Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto as previously filed remain unchanged and are expressly incorporated by reference into this Amendment No. 2. Any unaffected items and exhibits in the Schedule TO are not included in this Amendment No. 2. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related exhibits included therein, as the Company may further amend or supplement the same hereafter and file with the SEC. Any capitalized term used in this Amendment No. 2 and not defined has the meaning set forth in the Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in Item 4 below is incorporated herein by reference.

Item 2.    Subject Company Information.

        The information set forth in Item 4 below is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The Company is amending and supplementing its Offer to Exchange pursuant to its Supplement No. 1 to the Offer to Exchange which has been filed as Exhibit (a)(1)(vi) to this Schedule TO and which is incorporated by reference as if fully set forth herein.

Item 8.    Interest in Securities of the Subject Company Information.

        The information set forth in Item 4 above is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit Number	Exhibit
(a)(1)(ii)(A)	Amended and Restated Letter of Transmittal and Consent for use by holders of the Company's 8.50% Senior Unsecured Convertible Notes, dated May 26, 2017.

(a)(1)(vi)	Supplement No. 1 to the Offer to Exchange, dated May 26, 2017.

(a)(5)(D)	Press Release, issued May 26, 2017.

(b)(3)	Bridge Note made in favor of PJC Investments, LLC dated May 15, 2017.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERGENT CAPITAL, INC.
By:	/s/ CHRISTOPHER O'REILLY
	Name:	Christopher J. O'Reilly
	Title:	General Counsel

Dated: May 26, 2017

 Exhibit Index

Exhibit Number		Exhibit
(a)(1)(i)	*	Offer to Exchange, dated April 18, 2017.

(a)(1)(ii)	*	Letter of Transmittal and Consent for use by holders of the Company's 8.50% Senior Unsecured Convertible Notes, dated April 18, 2017.

(a)(1)(ii)(A)		Amended and Restated Letter of Transmittal and Consent for use by holders of the Company's 8.50% Senior Unsecured Convertible Notes, dated May 26, 2017.

(a)(1)(iii)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(iv)	*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(iv)(A)	**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(v)	*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(v)(A)	**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vi)		Supplement No. 1 to the Offer to Exchange, dated May 26, 2017.

(a)(2)		None.

(a)(3)		None.

(a)(4)		None.

(a)(5)(A)	*	Press Release, issued April 18, 2017.

(a)(5)(B)	**	Press Release, issued May 15, 2017.

(a)(5)(C)	+	Current Report on Form 8-K filed May 15, 2017.

(a)(5)(D)		Press Release, issued May 26, 2017.

(b)(1)	*	Form of Indenture between Emergent Capital, Inc. and U.S. Bank National Association, as Trustee.

(b)(2)	*	Form of 5.00% Senior Unsecured Convertible Note Due 2023 to be issued by Emergent Capital, Inc.

(b)(3)		Bridge Note made in favor of PJC Investments, LLC, dated May 15, 2017.

(d)(1)	*	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and the consenting holders of the Company's 8.50% Senior Unsecured Convertible Notes Due 2019 party thereto.

(d)(2)	*	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and the consenting holders of the Company's 8.50% Senior Unsecured Convertible Notes Due 2019 party thereto.

(g)		None.

Exhibit Number	Exhibit
(h)	None.

*
Incorporated by reference to the Company's Schedule TO filed with the SEC on April 18, 2017.

**
Incorporated by reference to the Company's Schedule TO-I/A filed with the SEC on May 16, 2017.

+
Incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 16, 2017.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 4. Terms of the Transaction.
  Item 8. Interest in Securities of the Subject Company Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Exhibit Index